UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
COLEY PHARMACEUTICAL GROUP, INC.
(Name of Subject Company (Issuer))
CORVETTE ACQUISITION CORP.
(Offeror)
A Wholly Owned indirect Subsidiary of
PFIZER INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $ 0.01 par value
(Title of Class of Securities)
19388P106
(CUSIP Number of Class of Securities)
Margaret M. Foran, Esq.
PFIZER Inc.
235 East 42nd Street
New York, NY 10017
Phone (212) 573-2323
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Scott F. Smith, Esq.
Peter A. Schwartz, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
(212) 841-1056

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)

$247,516,336		$7599
(1) Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of a total of 30,939,542 shares of Coley common stock, based on (a) 26,741,697 shares (which represents the number of shares outstanding as of November 23, 2007, the most recent practicable date), (b) 2,524,076 shares subject to stock option grants and (c) 1,673,769 shares subject to outstanding warrants, at a purchase price of $8.00 per share.
(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2008, issued September 28, 2007, by multiplying the transaction value by .0000307.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7599	Filing Party: Pfizer Inc.
Form of Registration No.: Schedule TO	Date Filed: November 30, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EX-99.A.5.D: PRESS RELEASE

AMENDMENT NO. 1 TO SCHEDULE TO
     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2007, as amended (the “Schedule TO”) by Pfizer Inc. (“Pfizer”). This Schedule TO relates to the offer (the “Offer”) by Corvette Acquisition Corp., an indirect wholly-owned subsidiary of Pfizer (the “Purchaser”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Coley Pharmaceutical Group, Inc., a Delaware corporation (“Coley”), at a purchase price of $8.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 11. Additional Information.
Sections (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:
“On December 6, 2007, the FCO (Germany) granted early clearance of the waiting period applicable to the Offer. On December 17, 2007, the waiting period under the HSR Act applicable to the Offer expired.”

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

“(a)(5)(D)	Press Release issued by Pfizer on December 18, 2007.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.
By:	/s/ David Reid
	Name:	David Reid
	Title:	Assistant Secretary

	Date:	December 18, 2007